Filed by: Callon Petroleum Company
Pursuant to Rule 425 under the
Securities Act of 1933
and deemed filed pursuant to 14a-12
under the Securities Exchange Act of 1934
Subject Company: Carrizo Oil & Gas, Inc.
Commission File No.: 000-29187-87

On December 16, 2019, the Senior Vice President, General Counsel & Corporate Secretary of Callon Petroleum Company (“Callon”) distributed the following communication to employees of Callon:

Dear Callon Team,

Callon’s Special Meeting of Shareholders to tally the votes relating to the acquisition of Carrizo will be held this Friday, December 20, 2019. If you have not already done so, please vote your shares prior to the meeting to ensure your votes are counted (instructions below).

Friday’s meeting will be held at 9:00a.m. on the 5th Floor of the Hotel ZaZa - Memorial City. While all shareholders are welcome to attend, employees shouldn’t feel obligated to do so. The meeting will be a short, procedural event with no formal remarks. Results will be publicly announced following the meeting.

How to Vote Your Callon Shares:

You should have received an email titled “Callon Petroleum 2019 Special Meeting Proxy Materials” from Fidelity (Email address: E-Material <ematerial@viewproxy.com>). Check your work and personal email accounts for the request to vote as you may own shares in multiple accounts (i.e. brokerage and 40l(k)). You may also receive one or more requests to vote through the mail. Note: Unvested awards in your Fidelity account do not have voting power.

You also can vote by visiting https://www.aalvote.com/cpe or by calling 1-866-804-9616. You will need to enter your specific control number to use either of these options. Your control number can be found in the email or mailer that you received from Fidelity.

If you have any questions, please contact Stacy Skelton, Legal & Governance Specialist, at [redacted]. We will be in touch on Friday with more information following the shareholder meeting.

Happy holidays!

Michol